Exhibit 17.1

MARSHALL R. CHESROWN

1936 WINTER DRIVE

KELLER, TX 76262

July 7, 2023

Board of Directors of RumbleOn, inc.

c/o Shin Lee, Chairman of the Nominating and Corporate Governance Committee

Ladies and gentlemen,

I hereby resign as a member of the Board of Directors of RumbleOn, Inc. While I had hoped to continue to serve the non-controlling shareholders of the company as a bona fide independent director, it has become increasingly clear since my June 14 resignation as CEO that my continued service as a director will be frustratingly ineffective. I will continue to be excluded by the Board from participating in any meaningful decisions of the Board. More importantly, because William Coulter, Mark Tkach, Steve Pully, Becca Polok, Kevin Westfall and others have conspired to cause the company to breach my employment agreement and, for good measure, defame me in the June 15, 2023, Form 8-K filed with the SEC, I will soon be a legal adversary of the company, as I am preparing to file legal claims for more than $57 million against the company, some of its officers and directors, and their respective affiliates.

Accordingly, despite my wish to remain on the Board to protect the minority shareholders from oppression and self-dealing by the controlling shareholders, I can no longer do so. Me leaving the Board now will also avoid a divisive and expensive special shareholders meeting to remove me from the Board that Coulter and Tkach reportedly intend to call.

Like the Board’s stripping of my authority as CEO that led to my resignation with good reason under my employment contract, this didn’t happen overnight. Since the proxy contest started, I’ve been excluded from the vast majority of Board and committee meetings. When I was legally required to notice of a meeting in order to ensure that a vote was legal, my words fell on deaf ears and I was always on the losing end of the vote, although I was almost never alone.

The personal rancor and vindictiveness of Coulter and Tkach against me has always been obvious to me. Now the company has actually entered into an agreement to settle the proxy contest explicitly providing that Tkach will not give up his temporary Board seat until after I have left the Board. The entire world now sees that I am their personal enemy. They blame me for various actions taken by the company after the RideNow acquisition that were against their personal and family interests. In some but not all cases, the decisions that displeased them were made by me. In all cases, however, the decisions were in the best interests of the company instead of them.

Control of a public company should not be based on that kind of motivation but that was also how the proxy contest was conducted—personal vendettas, conspiracies, lies and hidden agents on the Board of Directors. The installation of new, allegedly independent, directors during the pendency of the proxy fight immediately led to internal divisions of the Board on almost every issue. The Board was eventually dominated by the Coulter/Tkach acolytes, some of whom used their avowed knowledge of the law to persuade other directors to take actions favoring the insurgents and, of course, opposing me.

It has not been reported that I, along with other directors, vigorously opposed the June 30 Cooperation Agreement provision requiring the company to pay up to $2,500,000 of the advisor fees and expenses incurred by Coulter and Tkach while waging their destructive and divisive proxy contest.

The company previously paid these two shareholders more than $400 million in cash and approximately 32% of the company’s outstanding shares for the RideNow business, gave them Board seats and incurred hundreds of millions of dollars in debt. They promptly resigned from the Board in an angry protest against actions taken by the company that did not favor their personal and family interests. Then, after the Board reached out earlier this year to offer Coulter a Board seat, they responded by launching a proxy contest to take control of the Board and remove me as CEO and Chairman. It is simply wrong for the company to pay millions of dollars in expenses that these wealthy men chose to incur because they were angry with me and regretted their own prior decisions. There is no justification for it in the Cooperation Agreement other than a token 90 day standstill agreement. Revenge is not a company benefit.

I am admittedly concerned about Coulter’s and Tkach’s lack of experience in managing a public company and whether they accept the company’s Omnichannel model for powersports, i.e., the integrated online and physical dealer experience that makes RumbleOn unique. Even though the company has been profitable and its revenues were steadily increasing in the face of difficult market conditions, during the proxy contest Coulter and Tkach made a series of vague, unsubstantiated accusations about poor management to justify their personal vendettas against me and some of the other Board members who supported me in the past.

Rest assured, Coulter and Tkach are not embarking on a selfless mission to help all of the company’s shareholders. That is probably good news, however. The Cooperation Agreement refers to a plan to hire a permanent CEO instead of Tkach. Unfortunately, they have already implemented slash and burn layoffs across the company, focusing the pain on people who worked the company before the RideNow acquisition. The vindictiveness never ends. Hopefully, these layoffs are not so excessive that they permanently damage the company’s ability to execute its business plan and the Omnichannel model.

I was particularly disappointed by the new Coulter/Tkach-dominated Board’s agreements to make Steve Pully the Chairman of the Board as well as a member of the audit and compensation committees. All of those positions are reserved for independent Board members. It has been clear to me ever since he joined the Board that Pully is not independent from Coulter and Tkach. He has been in constant back channel communication with them or their representatives, often definitively informing the rest of the Board what Coulter and Tkach thought or wanted before there had been any official communications with them. He also has close and longstanding ties to FTI Consulting, the proxy consultants representing Coulter and Tkach, who will presumably get the lion’s share of the $2.5 million in advisory fees being reimbursed by the company. Maybe Pully qualifies as an “independent” under some obscure legal standard, but he certainly appears to me to be very tight with the shareholders holding a 32% controlling position in the company.

I understand that a “noisy resignation” like this must be disclosed to shareholders and the SEC in a Form 8-K . I realize that such disclosure may cause some consternation among shareholders and investors about the company and its new management team. I regret that. However, the company and its shareholders deserve an honest and independent Board of Directors that effectively monitors the performance of a competent, qualified management team. I am hoping that one result of the views expressed in this resignation letter is that the Board will be reconstituted to include a majority of experienced, qualified and truly independent directors who will ensure that the new management team fulfills the reasonable expectations of the company’s shareholders and the investment community generally.

As required by Form 8-K, I reserve the right to respond to any descriptions or rebuttal of my comments in this resignation letter by the company and to have my response filed with the SEC in a subsequent Form 8-K.

Sincerely,

/s/ Marshall Chesrown
Marshall Chesrown

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